Filed by Broadmark Realty Capital Inc.
(SEC File No. 001-39134) pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to
Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  Broadmark Realty Capital Inc.
(SEC File No. 001-39134)

READY CAPITAL AND BROADMARK REALTY CAPITAL ANNOUNCE DEFINITIVE MERGER AGREEMENT February 27, 2023

Disclaimer

READY CAPITAL.

These materials and any presentation of which they form a part are neither an offer to sell, nor a solicitation of an offer to purchase, an interest in Ready Capital Corporation ("Ready Capital," "RC," or the "Company").

Neither the Company nor any of its representatives or affiliates makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein and Company and its representatives disclaim all liability to the recipient relating to, or resulting from, the use of this information. Nothing contained in this document is, or shall be relied upon as a promise or representation as to the past, current or future performance of Company.

There is no guarantee that any of the estimates, targets or projections illustrated in these materials and any presentation of which they form a part will be achieved. Any references herein to any of the Company's past or present investments or its past or present performance, have been provided for illustrative purposes only. It should not be assumed that these investments were or will be profitable or that any future investments by the Company will be profitable or will equal the performance of these investments.

Past performance is not indicative of future results and there can be no assurance that the Company will achieve comparable results in the future. This presentation contains statements that constitute "forward-looking statements," as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management's current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the inability to obtain stockholder approvals relating to the merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the merger; risks related to the disruption of management attention from ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Company's and BRMK's operating results and businesses generally; the outcome of any legal proceedings relating to the merger; applicable regulatory changes; general volatility of the capital markets; inflationary pressures on the capital markets and the general economy; changes in the Company's investment objectives and business strategy; the availability of financing on acceptable terms or at all; the availability, terms and deployment of capital; the availability of suitable investment opportunities; changes in interest rates or the general economy; increased rates of default and/or decreased recovery rates on investments; changes in interest rates, interest rate spreads, the yield curve or prepayment rates; changes in prepayments of Company's assets; the degree and nature of competition, including competition for the Company's target assets; risks related to integrating an existing lending platform into our operations; risks related to the origination and ownership of construction loans and other assets, which are typically short-term loans that are subject to additional risks as compared to loans secured by existing structures or land; risks related to the origination and ownership of bridge loans and other assets, which are typically short-term loans that are subject to higher interest rates, transaction costs and uncertainty on loan repayment; risks relating to any future impact of the COVID-19 pandemic, including the responses of governments and industries, on the real estate sector; and other factors, including those set forth in the Risk Factors section of the Company's most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

This presentation also contains market statistics and industry data which are subject to uncertainty and are not necessarily reflective of market conditions. These have been derived from third party sources and have not been independently verified by the Company or its affiliates. All material presented is compiled from sources believed to be reliable and current, but accuracy cannot be guaranteed. All data is as of December 31, 2022, unless otherwise noted. This presentation includes certain non-GAAP financial measures, including Distributable Earnings. These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures in accordance with GAAP. Please refer to the Appendix contained in the Company's most recent Supplemental Financial Data presentation furnished to the SEC and available at www.sec.gov for the most recent GAAP information.

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Agenda I. Ready Capital and Waterfall Asset Management Overview II. Broadmark Realty Capital Inc. Overview III. Transaction Summary and Benefits to Stakeholders

Ready Capital and Waterfall Asset Management Overview

Overview of Ready Capital Corporation

READY CAPITAL.

Overview of Ready Capital

- Ready Capital Corporation (NYSE: RC) ("Ready Capital") is a multi-strategy real estate finance company that acquires, originates and services lower-to-middle market commercial real estate loans ("CRE")
  - Lends to both investors in and owner occupants of lower-to-middle market CRE assets
- Ready Capital offers full life cycle financing from construction to agency take-out
- Ready Capital is the 6th[1] largest commercial mortgage REIT
- Headquartered in New York, NY, Ready Capital employs over 600 lending professionals nationwide and is externally managed and advised by Waterfall Asset Management, LLC ("Waterfall")

Key Statistics[2]

$11,621 million *Total Assets*	**$1,890 million** *Total Equity*
$15.20 *Book Value Per Share*	**12.8%** *Dividend Yield*
$1.4 billion *Market Capitalization*	**11.9%[4]** *Return on Equity*
1.5X *Recourse Leverage*	**2,237** *CRE Loans*
$1.9 million *Average Loan Size*	**99.9%** *1st Lien Assets*
5 bps *Total Historical Losses*	**$47.2 billion** *ITD originations*

Investment Portfolio Breakdown[2,3]



Bridge
Fixed rate/CMBS
Construction
Freddie Mac
Other
Small Business Lending
Residential Mortgage Banking
67%
10%
5%
1%
7%
7%
3%

Historical Originations

($ in millions)



$874
127
235
500
Pre 2016
$633
231
224
132
2016
$998
130
416
281
171
2017
$1,401
213
416
404
368
2018
$1,954
216
609
590
539
2019
$1,359
217
400
388
354
2020
$5,753
481
580
710
3,720
263
2021
$5,020
500
320
1,103
2,964
133
2022
Fixed Rate
Transitional
Freddie
Other
SBA
Total

Source: Company Website; Management.
1. Based on total shareholders' equity as of most recently reported financial period.
2. Portfolio and financial metrics as of December 31, 2022; market data as of February 24, 2023.
3. Assets include loans, MBS, servicing assets, JV investments, real estate owned and purchased future receivables.
4. Distributable return on equity is an annualized percentage equal to distributable earnings over the average monthly total stockholders' equity for the period.

5

Ready Capital 35% PE 1% ABS 35% Loan 29% Public Pension 34% Corporate Pension 27% Sovereign Wealth 15% Insurance 10% TAFT Hartley 3% Other 11% Waterfall – A Successful & Proven Asset Manager 6 Global alternative asset manager that employs a differentiated relative value approach across structured credit, whole loans, CR E equity and private equity strategies Overview of Waterfall Waterfall Client Base Investment Strategy Total GAV $25.3B ESTABLISHED 2005 SEC Registered Investment Adviser since 2006 FOUNDING PARTNERS Jack Ross and Tom Capasse , founders of Merrill Lynch’s ABS Group in the 1980s ASSETS UNDER MANAGEMENT $11.2 Billion 90% institutional EMPLOYEES 74 investment professionals 179 employees globally OFFICES Headquartered in New York, with offices in London, Dublin and Hong Kong STRATEGIES High yield asset - backed and whole loan strategies, CRE equity, private equity Total AUM $11.2B Assets under Management (“AUM”) Gross Asset Value (“GAV”) Note: Financial data as of December 1, 2022; Employee information as of November 14, 2022.

Broadmark Realty Capital Inc. Overview

Overview of Broadmark Realty Capital, Inc.

Broadmark Realty Capital, Inc. (NYSE:BRMK) ("Broadmark") is specialty real estate finance company that specializes in originating and servicing residential and commercial construction loans

Company Overview

- Founded in 2010, Broadmark maintains a disciplined investment strategy targeted on the small-to-medium balance CRE finance sector
  - Focused on high quality sponsors located in growth markets with favorable demographic trends and lending laws
- As of December 31, 2022, Broadmark's portfolio of 202 active loans had approximately $1.4 billion of total commitments and $931 million of principal outstanding
  - Comprised of 162 unique borrowers in 20 states and the District of Columbia
- Shares became publicly traded in late 2019 via a merger with Trinity Merger Corporation, a SPAC
- Headquartered in Seattle, WA with 63 employees

Annual Origination Volume

($ in millions)



$447
$463
$873
$488
2019
2020
2021
2022

Company Highlights

$4.3 Billion
Total Capital Deployed Since Inception

60.6%
W.A. LTV[1]

0.4%
De Minimis Historical Principal Loss[2]

0.1x
Debt-to-Equity

$1.4 Billion
Active Diversified Loan Portfolio

$190 Million
Total Liquidity

Note: Financial data as of December 31, 2022.
1. Represents LTV as of origination or latest amendment. LTV is measured by the total commitment amount of the loan divided by the "as-complete" appraisal.
2. Represents realized losses on the $4.3 billion loans originated since inception.

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Broadmark’s Financial Highlights 9 12.9% Weighted Average All - In Portfolio Yield 10.2% Weighted Average Interest Rate 2.7% Weighted Average Upfront Fee Rate Double - Digit Unlevered Yields 60.6% Weighted Average Loan - to - Value 0.4% Cumulative Inception to Date Principal Losses 99.3% Senior Secured Loans High Quality Assets $100MM Fixed Rate Unsecured Debt $1.4B Active Loan Portfolio $0.9B Tangible Equity Strong Capitalization Structure $55MM Cash $190MM Total Liquidity $135MM Undrawn Line of Credit Strong Liquidity Diversified loan portfolio with attractive unlevered yields, industry - leading balance sheet, and strong liquidity to support gro wth in all economic cycles Note: Financial data as of December 31, 2022.

Summary of Broadmark’s Portfolio 10 Portfolio % by Property Type 1 Portfolio % by Loan Purpose 1 Portfolio % by State 1 Active Portfolio Metrics Total Commitment $1.4 billion Number of Active Loans 202 Average Loan Size $7.0 million # of Borrowers 162 % Repeat 1 38.1% W.A. LTV 60.6% W.A. Interest Rate 10.2% W.A. Origination Fees 2.7% W.A. Portfolio Yield 12.9% Lien Position 99.3% Senior Loan Loan Status 73% Current / 27% Default Note: Financial data as of December 31, 2022. 1. Based on commitment size. Loan Size 1 For Sale Residential 35% For Rent Residential 29% Commercial/ Other 17% Horizontal Development 10% Raw Land 9% Vertical Construction 69% Horizontal Development 20% Investment 3% Rehabilitation 3% Land Entitlement 2% Bridge 2% Acquisition 1% Washington 24% Colorado 17% Utah 15% Texas 14% Florida 6% Other 24% 27% 73% <$5M 17% $5 - 10M 15% $10 - 20M 33% $20M+ 35%

Transaction Summary and Benefits to Stakeholders

Transaction Summary 12 1. As of February 24, 2023. Transaction Summary • Stock - for - stock merger between Ready Capital Corporation (NYSE: RC) and Broadmark Realty Capital Inc. (NYSE: BRMK) Merger Consideration • BRMK shareholders will receive stock consideration based on a fixed exchange ratio of 0.47233 • Implied consideration of approximately $787 million paid to BRMK shareholders, or 63 million shares based on financials as of December 31, 2022 • Implied purchase price of 0.85x of BRMK 12/31/2022 tangible book value • Purchase price premium of approximately 41% to BRMK’s closing price on Friday, February 24, 2023 Pro Forma Ownership • RC: ~64% • BRMK: ~36% External Manager • Following consummation of the merger, Ready Capital’s current external manager, Waterfall Asset Management, LLC (“Waterfall”), will continue to serve as the external manager of the pro - forma entity Governance & Social Matters • RC’s senior management team will remain the senior management of the combined company • RC’s board of directors will be increased by three members to be designated by BRMK Required Approvals • Subject to RC and BRMK shareholder approvals and customary closing conditions Expected Closing • Target closing in late Q2 2023

1 2 3 4 5

Strategic Combination between RC and BRMK

READY CAPITAL.

Opportunity to create a leading non-bank lender to the lower and middle CRE market and the 4th largest commercial mortgage REIT with total equity capitalization of ~$2.8 billion

READY CAPITAL.

BROADMARK REALTY CAPITAL

1. **Highly Synergistic Business Models with Natural Alignment Across Geographies, Products, Sponsors, and Credit Philosophies**
2. **Strategically and Financially Compelling**
3. **Robust Liquidity Supported by Proven Asset Management and Diversified Access to Funding**
4. **Significantly Increased Scale and Opportunities for Operational Efficiency**
5. **Proven Acquisition Track Record Provides Long-Term Upside to Shareholders**

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Highly Synergistic Business Models 14 • A lower - to - middle market focus provides greater risk - adjusted returns when compared to large balance loans • Portfolio diversity from more granular loan portfolio (vs. commercial peers) • Complementary footprints expand geographic reach without creating concentration issues 1 2 3 4 5 Market Credit ESG Product Combined franchise will leverage geography, product, credit, and ESG alignments to enhance growth and returns across macro and rate cycles. Ability for the combined company to capture economics throughout the full lifecycle of a property and retain sponsor relationship beyond construction and/or bridge stages • Combined entity is focused on lending to high conviction sectors • Alignment of credit mentality with a focus on conservative underwriting for 1 st lien assets located in major markets • Experienced asset management and problem loan resolution capabilities • Focus on affordable and work - force housing as well as providing capital into non - infill locations • Commitment to lending to the most underserved communities • Commitment to diversity across workforce, management and board • Combined focus on construction and bridge loans in top markets to strong sponsors • Complementary offerings expands product reach to capture the full lifestyle of credit assets • Direct sourcing and in - house servicing capabilities

ARI KREF CMTG BXMT STWD TRTX ACRE BRSP FBRT LADR BRMK ABR RC $0 $20 $40 $60 $80 $100 $120 $140 $160 0 200 400 600 800 1000 Average Loan Balance ($MM) Number of Loans Highly Synergistic Business Models (Cont’d) 15 1 2 3 4 5 Geographic Overlap Complementary Products BRMK Concentration >5% and RC <5% RC & BRMK Concentration >5% RC Concentration >5% and BRMK <5% RC Concentration <5% RC Operations RC & BRMK Concentration <5% BRMK Operations • Complementary geographic footprints • Combination creates a national footprint capable of serving customers nationwide Geography • RC and BRMK are both focused on lower - to - middle market lending Competitive Landscape Transitional Tax Exempt Funding Deep Bridge Light Bridge Ground - Up Construction Stabilized CMBS Direct Conventional Agency 1 Freddie Mac SBL 2 Stabilizing Structured Fixed Rate Light Transitional Bridge to Small Balance Agency Source: Company Filings. Note: All loan products are available nationwide and non - recourse. 1. Ready Capital has developed a strategic partnership with a conventional agency provider that possesses licenses for various l end ing programs. 2. Ready Capital is an approved Freddie Mac Optigo ® SBL Lender.

1 2 3 4 5

Strategically & Financially Compelling

READY CAPITAL

Benefits to Ready Capital Stakeholders	Benefits to Broadmark Stakeholders
✓ Synergistic franchises enhance the combined business model and return profile	✓ Significant premium to existing share price (approximately 41%[1] based on closing share price)
✓ Highly accretive – estimated low-to-mid teens FY 2024E EPS accretion	✓ 100% Ready Capital stock consideration increases shareholder liquidity and provides upside as combined company migrates to more attractive P/TBV multiples
✓ Largely unlevered Broadmark portfolio results in immediate de-leveraging impact	✓ Benefit from a higher and more consistent dividend
✓ Ability to deploy Broadmark's excess capital and liquidity into existing businesses that generate mid-teens marginal returns	✓ Multifaceted investment strategy generates attractive risk-adjusted yields and diversifies risk
✓ Improved operating efficiency via meaningful expense synergies and spreading of fixed costs over a larger equity base	✓ Access to extensive expertise and resources of Ready Capital's external manager, Waterfall Asset Management, which has a proven track record of successfully integrating and scaling platforms

1. Based on BRMK closing stock price on February 24, 2023.

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($ in millions) Unrestricted Cash $164 $219 $55 Unencumbered Assets 1 $1,069 $2,094 $1,025 Total Shareholders’ Equity 2 $1,890 $2,791 $901 Recourse Debt / Equity 1.5 x 1.0 x (0.5 x) Total Debt / Equity 5.1x 3.4x (1.7x) 17 Robust Liquidity Supported by Diversified Access to Funding Transaction provides access to a largely unencumbered portfolio and liquid balance sheet, which is supported by proven asset management and capital markets capabilities. Combined company will seek to optimize the balance sheet through prudent and conservative leverage 1 2 3 4 5 Highly Liquid Balance Sheet • Transaction provides access to an incremental $500+ million in liquidity for the first 12 months post - transaction via BRMK’s existing cash on balance sheet, portfolio run - off, and secured leverage opportunities for the existing portfolio Standalone Pro Forma Note: Financial data as of December 31, 2022. 1. Includes unrestricted cash, unencumbered loans and securities, and select other assets. 2. Includes transaction expenses. Increase / (Decrease)

$6.8 $4.5 $3.1 $2.8 $2.5 $2.4 $1.9 $1.6 $1.6 $1.5 $1.4 $1.3 $0.9 $0.7 STWD BXMT ABR Combined CMTG ARI RC FBRT KREF LADR BRSP TRTX BRMK ACRE 18 Significantly Enhanced Scale Pro - Forma Equity Base ($ in billions) 1 2 3 4 5 Combined Equity of $2.8B 1 Note: Financial data as of most recently reported period. 1. Includes transaction expenses.

19 Operational Leverage • Ability to leverage external manager to receive economic benefit in excess of management fee • Eliminate redundant public company - related costs • Ability to spread fixed costs of business over larger equity base • Growth in equity exceeding growth in fixed costs leads to lower OpEx ratios PRIVATE CREDIT External Manager Public Company Costs Leverage Combined Shared Services Best Practices Larger Equity Base • Utilize best practices across both companies • Leverage best components of each company’s tech stack to drive operational growth • Ability to combine functions to realize operational and cost efficiencies Significant Operational Leverage • Leverage Waterfall’s capital markets, legal, investment and HR capabilities at lower costs than insourcing A combination of Ready Capital & Broadmark leads to significant value creation for shareholders via both economic and operational leverage associated with the combined business 1 2 3 4 5

1 2 3 4 5

Proven Acquisition and Integration Track Record

READY CAPITAL.

Ready Capital is among the most active and successful acquirers in the MREIT sector, having completed six transactions since 2016, including three public company mergers

	ZFC ZAIS Financial Corp.	Owens Realty Mortgage, Inc.	Knight Capital Funding		RedStone	Mosaic Real Estate Investors	Broadmark Realty Capital
Announcement Date	October 31, 2016	November 8, 2018	October 31, 2019	December 9, 2020	August 3, 2021	March 16, 2022	February 27, 2023
Structure	Reverse Merger	Merger	Acquisition	Merger	Acquisition	Merger	Merger
Industry Subsector	Residential Mortgage Banking & Investing	SBC Lending and Investing	Small Business Lending Technology	Residential Mortgage	Multifamily Affordable Housing	Commercial Mortgage	Commercial Mortgage
Highlights	✓ Provided Access to Public Markets ✓ Created the Only SBC-focused Public Specialty Finance Company at the Time	✓ Accelerated Growth in SBC Lending ✓ Expanded Capital Base to Over $750MM to Support SBC Lending Growth Targets	✓ Increased Efficiency and Product Offerings ✓ Expanded Platform to Small Businesses and Improved Lending Platform Efficiency	✓ Increased Scale and Liquidity ✓ Enabled Efficiencies to Support Growth into a Diversified, Industry-Leading Mortgage REIT	✓ Increased Diversification and Growth ✓ Expanded Capabilities and Demonstrated Commitment to Affordable Housing	✓ Increased Scale and Diversification ✓ Expanded Capital Base to Over $1.9B and Expanding Platform into Construction Finance	✓ Synergistic Transaction that Enhances Scale, Liquidity, and Capabilities ✓ Expanded Capital Base to $2.8B, creating the 4th Largest Commercial Mortgage REIT

Ready Capital's Multidimensional Platform Offers Unique Value Proposition

- **Highly diversified portfolio yielding compelling growth opportunities**
- **Differentiated scale and strong origination volume driving attractive ROEs**
- **History of seamlessly integrating acquisitions**

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-80% -60% -40% -20% 0% 20% 40% 60% Nov-18 May-19 Nov-19 May-20 Nov-20 May-21 Nov-21 May-22 Nov-22 21 $1.3 billion of Debt Capital Raised and $11.8 billion securitized across 35 RC Securitizations Total Return Since Ready Capital / Owens Merger (November 8, 2018) 261% Growth in Distributable Earnings between 3Q18 and 3Q22 185% Growth in annual Origination Volume between 2018 and 2021 The transaction provides additional scale, capital, and capabilities to continue the execution of Ready Capital’s differentia ted commercial real estate lending strategy that has been successfully built in large part due successful acquisitions Announcement November 8, 2018 Announcement October 31, 2019 1 2 3 4 5 Announcement December 7, 2020 Announcement November 4, 2021 31% (18%) MORT 1 Source: FactSet. Note: Market data as of February 24, 2023. 1. Represents VanEck Mortgage REITR Income ETF. Announcement August 3, 2021 (32%) Generation of Shareholder Value